SembCorp Industries

02 MAY 15 AM 10:

Rule 12g3-2(b) File No. 825109

30 April 2002

02034081

SUPPL

PROCESSED

MAY 29 2002

THOMSON FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

dlw 5/21

Enclosure

April 30, 2002 Rule 12g3-2(b) File No. 825109

UPDATE ON SEMBCORP INDUSTRIES' ENGINEERING AND CONSTRUCTION SUBSIDIARY

SembCorp Industries wishes to update the market on its engineering and construction Key Business.

SembCorp Engineers and Constructors (SembE&C), is expected to contribute approximately $10m, equating to about 5 per cent of SembCorp Industries' 2002 net earnings.

Due to an unforeseen delay in sand supply from a neighbouring country for a land reclamation project, achieving the management target for this business unit may be challenging. Should the issues causing the delay be unresolved, SembE&C's management is reviewing various strategies to achieve its target profits including accelerating the completion of its other projects.

This filing constitutes an update on SembE&C, and should not be construed as a profit warning.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary